Filed pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to 14a-6 under the Securities Exchange Act of 1934, as amended
Filing Person: Corporate Property Associates 16 — Global Incorporated / CPA 16 Holdings Inc.
Subject Company: Corporate Property Associates 14 Incorporated
Registration No. 333-171538
NET ASSET VALUES
Estimated NAVs for the CPA® REITS are determined by the advisor based in part on appraisals of each company’s real estate portfolio*

	Original Price	Estimated NAV per share			Current Annualized
	Per Share	2009	2010	As of	Yield
CPA®:14	$10.00	$11.80	$11.50	9/30/10	8.38%
CPA®:15	$10.00	$10.70	$10.40	12/31/10	7.33%
CPA®:16	$10.00	$9.20	$8.80	9/30/10	6.62%
GLOBAL

*	Due to the proposed merger between CPA®:14 and CPA®:16 — Global, the most recent per share estimated net asset values (“NAVs”) of CPA®:14 and CPA®:16 — Global were prepared as of September 30, 2010. Please see the reverse for additional information about the proposed merger. For further information concerning the calculation of estimated NAVs, please refer to the complete Form 8-Ks filed by each CPA®:14 and CPA®:16 — Global with the Securities and Exchange Commission on December 14, 2010, available at www.cpa14.com and www.cpa16global.com, respectively. For further information regarding the calculation of CPA®:15’s estimated NAV,please see the Form 10-K filed on March 31, 2011 at www.cpa15.com.
FOR BROKER / DEALER USE ONLY.
50 Rockefeller Plaza, New York, NY 10020 • 1-800-WP CAREY • www.wpcarey.com • IR@wpcarey.com
PAST PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS. NOT APPROVED FOR USE AS SALES MATERIAL.

50 Rockefeller Plaza
New York, NY 10020
Additional Information About The Proposed Merger
CPA®:14 stockholders, CPA®:16 — Global stockholders and other investors are urged to read the joint proxy statement/prospectus and other materials which were filed by CPA®:14 and CPA®:16 - Global with the U.S. Securities and Exchange Commission (the “SEC”). These documents contain important information about the proposed merger and the calculation of each company’s estimated NAV, which should be read carefully before any decision is made with respect to the proposed merger. As these documents are filed with the SEC, they become available for free at the SEC’s website (www.sec.gov). These documents will also be available for free by accessing CPA®:16 - Global’s website (www.cpa16global.com) or by accessing CPA®:14’s website (www.cpa14. com). CPA®:16 — Global, CPA®:14 and certain of their executive officers and members of management may be deemed to be participants in the solicitation of stockholders in connection with the proposed merger. Investors may obtain information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of stockholders in connection with the proposed merger, including any interest they have in the proposed merger, by reading the joint proxy statement/prospectus filed with the SEC.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.